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                                                                  EXHIBIT (a)(5)

FOR IMMEDIATE RELEASE
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                              LITTLE SWITZERLAND
                  ANNOUNCES THAT WAIVER OF TENDER OFFER MINIMUM
 CONDITION DOES NOT CHANGE ITS PRIOR FAIRNESS DETERMINATION AND RECOMMENDATION


ST. THOMAS, U.S. VIRGIN ISLANDS -- (October 4, 2002) -- On October 4, 2002, the Special Committee of the Board of Directors of Little Switzerland, Inc., formed in response to the tender offer by TSAC Corp., an affiliate of Tiffany & Co. (collectively, "Tiffany"), for all of the outstanding shares of common stock of Little Switzerland at $2.40 cash per share (the "Offer"), met to consider whether any change in its previous recommendation that Little Switzerland shareholders tender into the Offer was required in light of the announcement by Tiffany that it waived the condition that a sufficient number of shares of Little Switzerland common stock be tendered so that, upon the closing of the Offer and the stock purchase agreement with Seymour Holtzman and his affiliates, Tiffany would beneficially own at least 90% of the outstanding Little Switzerland common stock on a fully-diluted basis (the "Minimum Condition"). After receiving advice from its legal and financial advisors, the Special Committee determined that the waiver by Tiffany of the Minimum Condition did not cause it to change its previously published determination, made on behalf of Little Switzerland, that the Offer is fair to, and tendering into the Offer is in the best interests of, the holders of Little Switzerland common stock other than Tiffany, Tiffany International, TSAC Corp., Seymour Holtzman, Little Switzerland and their affiliates (the "Public Stockholders") or its recommendation, on behalf of Little Switzerland, that the Public Stockholders accept the offer and tender their shares pursuant to the Offer.

         In reaching this decision, the Special Committee considered, in addition to the waiver of the Minimum Condition by TSAC Corp., (i) that the Special Committee had taken into account, in reaching its prior decision to recommend the Offer, the fact that the Minimum Condition was waivable by Tiffany, (ii) Little Switzerland's financial results for the three months ended August 24, 2002, (iii) a telephone conversation between Mr. Sasso and Mr. Patrick B. Dorsey, a director of Little Switzerland and an officer of Tiffany, on October 4, 2002, during which Mr. Sasso again requested that Tiffany increase the consideration to be paid to the Public Stockholders in the Offer and Mr. Dorsey stated that Tiffany was not willing to increase the consideration to be paid in the Offer, (iv) the fact that the nonwaivable condition to the Offer that a majority of the Public Stockholders have tendered their shares was satisfied by the tender of shares owned by Public Stockholders who were not officers or directors of Little Switzerland and (v) the fact that Little Switzerland intended to issue on October 4, 2002 a press release as to Little Switzerland's financial performance for the three months ended August 24, 2002.

         Little Switzerland, Inc. is a leading specialty retailer of brand name watches, jewelry, crystal, china and accessories, operating on five Caribbean islands, Florida and Alaska. Little Switzerland's primary market consists of vacationing tourists attracted by free-port pricing, duty-free allowances and a wide variety of high quality merchandise.